Exhibit 4.8
22 October 2010
Mr. George Orrison, IV
84 Rock Hall Farm Lane
Berryville, VA 22611
Dear Mr. Orrison,
It is my pleasure to offer you the position of Director of Sales at Metal Storm, reporting to Mr. Peter Faulkner. Your primary duty station will be Metal Storm Inc.’s Arlington, Virginia headquarters. In this position, you will responsible for sales of Metal Storm’s products and services to U.S. Government services and agencies and State and Local organizations.
This letter and accompanying enclosures will summarize important details of matters pertaining to your employment. Also enclosed is information about current benefits, which are provided to the workforce here at Metal Storm. Our benefits, payroll, and other human resource management services are provided through TriNet Employer Group, Inc., a professional employer organization. As a result of Metal Storm’s arrangement with TriNet, TriNet will be considered your employer of record for these purposes and your managers here at Metal Storm will be responsible for directing your work, reviewing your performance, setting your schedule, and otherwise directing your work at Metal Storm.
Start Date: Your start date is 1 November 2010. Changes to this date must be approved by the undersigned in writing.
Compensation: Your base salary is $125,000 annualized. You are also entitled to sales commissions on orders that are a direct result from your activities that will be paid at four percent of the first $100,000 of a funded order and one percent on the amount greater than $100,000. Commissions will be paid monthly in arrears from the date of contract funding.
Performance Expectations: In addition to Metal Storm’s standard annual performance review, your performance will be evaluated based on your ability to secure $4.5 Million in sales within your first twelve months upon hiring. Progress toward this goal will be reviewed regularly.
Territory: You will be responsible for generating sales within North America, Canada and Israel. Sales outside of these regions are prohibited unless authorized in writing.
Authority to Bind the Company: Your appointment as Director of Sales does not authorize you to legally bind the company in any manner or under any circumstances.
Expenses: The Company will reimburse you for reasonable and necessary expenses incurred by you in furtherance of Metal Storm’s business. All expenses claimed are subject to the review and approval of your supervisor. Records must be maintained and submitted for any expenses to be reimbursed — including destination for auto mileage totals and receipts for all other items in accordance with company policy. All non-local travel requires prior authorization per company policy. Travel expenses are reimbursed in accordance with the General Services Administration’s (GSA) Joint Travel Regulations (JTR).
Company Property: During and after your employment, you will not use any Company Property for any purpose other than for the benefit of the Company. Except for business uses related to the performance of your job, you will not remove from the Company premises any Company Property without written consent of your supervisor. In the event of your termination of employment, or at any time at the request of the Company, you will return all Company Property. You will also return all copies of Company Property, and any Work Product derived from Company Property.
“Company Property” means Trade Secrets of Metal Storm, Work Product, customer lists, prospect lists, forms, manuals, records, correspondence, contracts, notes, memoranda, notebooks and other documents of the Company, software media, equipment, and other intangible and tangible property owned by the Company.

Name & Likeness Rights, etc.: You hereby authorize the Company to use, reuse, and to grant others the right to use and reuse your name, photograph, likeness (including caricature), voice, and biographical information, and any reproduction or simulation thereof, in any media now known or hereafter developed (including but not limited to film, video, and digital, or other electronic media), both during and after my employment, for whatever purposes the Company deems necessary.
Term of Employment: As Metal Storm is the company for which you will perform service, we will retain the right to control and direct your work, its results, and the manner and means by which your work is accomplished. Your employment with the Company is at will, and therefore, may be terminated by you or the Company at any time and for any reason, with or without cause, and with or without notice. This “at will” employment relationship may not be modified by any oral or implied agreement.
Additional Benefits: As stated above, Metal Storm has contracted with TriNet to provide payroll, benefits and HR administration services on behalf of Metal Storm. Information about these benefits is included with this letter and additional information will be available on-line over the web on the terms and conditions included in the End User License Agreement (EULA) each new employee must accept in order to access TriNet’s on-line self-service portal: HR Passport.
Acceptance of Employment Offer: This employment offer is valid for five (5) business days from the date of this letter. Written acceptance is to be indicated to the undersigned. Please bring the original signed acceptance letter to the office on your reporting date along with the necessary documents required to verify your identity and eligibility to work in the United States. A list of acceptable documents is described on the enclosed I-9 form.
We are all excited about the opportunity to work with you. On behalf of all our team members, let me extend a sincere Welcome Aboard!
Sincerely,
METAL STORM INCORPORATED
a Delaware corporation

By: Name:	/s/ J Kirby James A Kirby
Title:	Director — Corporate Sales
I accept the above terms of employment as stated:
/s/ G Orrison

Addressee’s Signature	Date
Approved by Metal Storm (Following receipt of signed acceptance by employee)

Name/Title	Date

ARBITRATION AGREEMENT
     The following confirms an Agreement between Mr. George Orrison, IV (“Employee”), and Metal Storm Inc. (“Company”), which is a material part of the consideration for Employee’s employment by Company.
     WHEREAS, Company desires to employ Employee and Employee desires to be employed by Company;
     NOW, THEREFORE, in consideration of the employment of Employee by Company, and other good and valuable consideration,
IT IS HEREBY AGREED:
     The Company and Employee mutually agree that any controversy or claim arising out of or relating to Employee’s employment relationship with the Company, which could have been brought in a court of law (“Covered Disputes”), shall be settled by arbitration administered by the American Arbitration Association (“AAA”) under its National Rules for the Resolution of Employment Disputes, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.
     Covered Disputes include all claims, rights, demands, losses, and causes of action rising: in contract, whether express or implied; or in tort; or under any common law theories; or under any covenants of good faith and fair dealing; or under any Company policy, wage or compensation obligation or benefit plan; or under any federal, state, or municipal statute, executive order, regulation or ordinance pertaining to labor or employment law, including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended in 1991; the Americans with Disabilities Act; the Family and Medical Leave Act; the Age Discrimination in Employment Act; the Equal Pay Act; the Fair Labor Standards Act; and the applicable state and local labor and employment law requirements.
     This Agreement shall not prohibit actions solely seeking injunctive relief necessary to protect either party’s rights, claims for workers’ compensation benefits, unemployment insurance benefits, claims by Employee for benefits under a Company plan which plan provides its own arbitration procedure or actions to compel arbitration or to enforce or vacate an arbitration award under this Agreement.
     With the exception of actions set forth above, arbitration shall be the exclusive means through which the Parties may seek relief in connection with any Covered Disputes. The Parties expressly waive their right to a trial by judge or by jury of any Covered Dispute, as well as their right to appeal the decision rendered by the arbitrator except on the grounds that the decision was procured by corruption, fraud or other undue influence or on the grounds specifically set forth in a statute applicable to vacating an arbitration award under this Agreement.
     Employee agrees that if Employee wishes to assert a claim against the Company, the Employee must present to the Company a written request for arbitration within one year of the date on which the Employee knows or should have known of the Covered Dispute against the Company. Likewise, the Company must present a written request for arbitration to the Employee against whom it wishes to assert a claim within the same time frame. Failure by either the Employee or the Company to present such a request within one year shall constitute a waiver of the right to recover relief in any forum in connection with the Covered Dispute.
     Unless otherwise agreed to by Employee and Company, the arbitration shall take place in AAA’s office closest to the Company’s headquarters. The Parties shall select a single arbitrator in accordance with applicable AAA rules. Employee is required to pay AAA fees and costs only in the amount of the court costs which the Employee would be required to pay if the dispute were decided in a court of law. Company shall pay all AAA fees and costs in excess of the amount Employee is required to pay.
     The Parties are entitled to discovery sufficient to adequately arbitrate their Covered Disputes, including, but not limited to, access to essential documents and witnesses, as determined by the arbitrator. Unless otherwise agreed by Employee and Company, the arbitrator shall apply the law of the State in which the arbitration takes place. The arbitrator shall have the discretion to award monetary and other damages, or to award no damages, and to fashion any other relief that would otherwise be available in court. The arbitrator will issue a written arbitration decision that reveals the essential findings and conclusions on which the award is based.
     This Agreement is the complete agreement of the parties on the subject of Arbitration of disputes and claims. This Agreement supersedes any prior or contemporaneous oral, written or implied understanding on the subject, shall survive the termination of Employee’s employment and can only be revoked or modified by a writing signed by the parties which specifically states an intent to revoke or modify this Agreement. If any provision of this Agreement is adjudged to be void or otherwise unenforceable in whole or in part, such adjudication shall not affect the validity of the remainder of this Agreement.
     Employee and Company mutually and voluntarily accept the above terms of this Arbitration Agreement.
Employee:
/s/ G Orrison

On Behalf of Metal Storm, Inc.:
Name:
Title:

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Metal Storm Inc
PROPRIETARY INFORMATION and INVENTIONS AGREEMENT
with Confidentiality, Non-Solicitation and Non-Compete Covenants
The following confirms an Agreement between Mr. George Orrison, IV_(Employee), and Metal Storm Inc, a Delaware corporation (the “Company”), which is a material part of the consideration for my employment by Metal Storm Inc:
1.	I have not entered into, and I agree I will not enter into, any agreement either oral or written in conflict with this Agreement, my employment with the Company, or my relationship with TriNet Employer Group, Inc., which is my employer of record. I will not violate any agreement with or rights of any third party or, except as expressly authorized by the Company in writing hereafter, use or disclose my own or any third party’s confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of the Company. Further, I have not retained anything containing any confidential information of a prior employer or other third party, whether or not created by me.
2.	I agree that all Inventions (as defined in paragraph 6), trade secrets and all other confidential business, technical, and financial information (including, but not limited to, those items listed on Appendix A) I develop, learn, or obtain during the term of my employment with the Company, that relate to the Company, or the business or demonstrably anticipated business of the Company, or that are received by or for the Company in confidence, constitute “Proprietary Information.” I will hold in confidence and not disclose or, except within the scope of my employment with the Company, use any Proprietary Information. However, I shall not be obligated under this paragraph, with respect to information which I can document is, or becomes, readily publicly available without restriction through no fault of mine. Upon termination of my employment with the Company, I will promptly return to the Company all items containing or embodying Proprietary Information (including all copies), except that I may keep my personal copies of (i) my compensation records, (ii) my personnel records, if any, (iii) materials distributed to shareholders or the public generally, and (iv) this Agreement.
3.	Until one year after the term of my employment with the Company, I will not encourage or solicit any employee or consultant of the Company to leave the Company for any reason (except for the bona fide termination of Company personnel within the scope of my employment with the Company.)
4.	I agree that during the term of my employment with the Company (whether or not during business hours), I will not engage in any activity for a “business in competition with the Company” or demonstrably anticipated business of the Company, and I will not assist any other person or organization in competing or in preparing to compete with a “business in competition with the Company” or demonstrably anticipated business of the Company. For purposes of this paragraph, a “business in competition with the Company” means any person or company in the business of electronic ballistics or stacked round technology.
5.	To the extent permitted by the laws of the state or country where I reside or work, I agree that until one year after the term of my employment with the Company, I will not engage in any activity for a “business in competition with the Company” or demonstrably anticipated business of the Company, and I will not assist any other person or organization in competing or in preparing to compete with a “business in competition with the Company” or demonstrably anticipated business of the Company. For purposes of this paragraph, a “business in competition with the Company” means a business described in paragraph 4 above doing business in any manner within the geographic areas in which the Company does business.

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6.	The Company shall own all right, title, and interest (including patent rights, copyrights, trade secret rights, mask work rights and other rights throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by me during the term of my employment with or service to the Company to the fullest extent allowed by applicable law (collectively, “Inventions”). I will promptly disclose all Inventions to the Company and will identify any Invention I believe is excluded from the scope of this Agreement, so that the Company can make an independent assessment about said exclusion. I hereby make all assignments necessary to accomplish the purposes of this paragraph 6. I shall further assist the Company, at the Company’s expense, to further evidence, record, and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owed or assigned. I hereby irrevocably designate and appoint the Company and its agents and attorneys-in-fact to act for and in my behalf, to execute and file any document, and to do all other lawfully permitted acts to further the purpose of the foregoing with the same legal force and effect as if executed by me. If I wish to clarify that something created by me prior to my relationship with the Company, that relates to the Company’s actual or demonstrably anticipated business, is not within the scope of this Agreement, I have listed it on Appendix B. If I use or (except pursuant to this paragraph) disclose my own or any third party’s confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of the Company, the Company will have, and I hereby grant the Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to use and exercise all such confidential information and intellectual property rights. Due to the specific requirements of California law, a copy of California Labor Code §2870 is attached hereto as Appendix C and the provisions thereof are incorporated herein only if California law is applicable to this Agreement.
7.	To the extent allowed by law, paragraph 6 includes all rights of paternity, integrity, disclosure and withdrawal, and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively, “Moral Rights”). To the extent I retain any such Moral Rights under applicable law, I hereby waive such Moral Rights and consent to any action with respect to such Moral Rights by or authorized by the Company. I will confirm any such waivers and consents from time to time as requested by the Company.
8.	I agree that this Agreement is not an employment contract for any particular term and does not purport to set forth all the terms and conditions of my employment with the Company and TriNet as my employer of record. However, the terms of this Agreement govern over any inconsistent terms and can only be changed by a subsequent written agreement duly signed on behalf of the Company.
9.	I agree that my obligations under paragraphs 2, 3, 5, 6 and 7 of this Agreement shall continue in effect after termination of my employment with the Company, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on my part, and that the Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine. My obligations under paragraphs 2, 6 and 7 also shall be binding upon my heirs, executors, assigns, and administrators and shall inure to the benefit of the Company, its subsidiaries, successors, and assigns.
10.	Any dispute over the meaning, effect, or validity of this Agreement shall be resolved in accordance with the laws of the State of Virginia without regard to the conflict of laws provisions thereof. I further agree that if one or more provisions of this Agreement are held to be illegal or unenforceable under applicable law, such illegal or unenforceable portion(s) shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and

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enforceable in accordance with its terms. I also understand that any breach of this Agreement will cause irreparable harm to the Company for which damages would not be an adequate remedy and, therefore, the Company will be entitled to injunctive relief with respect thereto in addition to any other remedies.
I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT OTHER THAN THOSE CONTAINED WITHIN THIS DOCUMENT. I SIGN THIS AGREEMENT VOLUNTARY AND FREELY, IN DUPLICATE, WITH THE UNDERSTANDING THAT ONE COUNTERPART WILL BE RETAINED BY Metal Storm Inc AND/OR TRINET AND THE OTHER COUNTERPART WILL BE RETAINED BY ME.
/s/ G Orrison

Employee Signature	Date

Accepted & Agreed To By:

Metal Storm Inc

By	Date

Name:

Title:

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Metal Storm Inc
PROPRIETARY INFORMATION and INVENTIONS AGREEMENT
Appendix A
PROPRIETARY INFORMATION
Instructions: This is a list of examples of trade secrets and confidential business, technical, and financial information. Information is considered confidential if it is not readily publicly available. This is a partial, but not a complete list of the Proprietary Information subject to the Proprietary Information and Inventions Agreement.
•	Employee list and all information contained in employee records

•	Vendor list and all information contained in vendor records

•	Customer list and all information contained in customer/company records

•	Prospective Customer list and all information contained in prospective customer/company records

•	Stockholder list and all information contained in stockholder records

•	All information concerning the financial condition of the Company, including information contained in any income statement, balance sheet or other internal financial report.

•	Marketing plans and strategies of the Company, including information pertaining to prospective

•	customers.

•	Financing plans and strategies of the Company

•	Staffing plans and strategies of the Company

•	Expansion plans and business strategies of the Company

•	Negotiations for financing, merger, acquisition, new customers, new vendors or otherwise

•	Technical research projects, methodologies and results

•	Other research and development projects

•	Drawings and specifications

•	Software and hardware documentation

•	Forms, manuals, handbooks and guidelines written for internal staff use

•	Any materials for which the Company has copyright protection or are marked confidential

•	The Company’s proprietary operating procedures and systems

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Metal Storm Inc
PROPRIETARY INFORMATION and INVENTIONS AGREEMENT
Appendix B
PRIOR MATTERS
Instructions: If there are any disclosable items as specified in the Proprietary Information and Inventions Agreement, set them forth here. The Company will make its own assessment of how the Agreement affects these items.

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Metal Storm Inc
PROPRIETARY INFORMATION and INVENTIONS AGREEMENT
Appendix C
CALIFORNIA LABOR CODE, SECTION 2870
(a) Any provision in any employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:
(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer.

(2)	Result from any work performed by the employee for the employer.
(b) To the extent that a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against public policy of this state and is unenforceable.
Enacted 1979, amended 1986

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